Exhibit 99.1

Nayax Announces Acquisition of Lynkwell

Acquisition enhances Nayax’s solution in the EV charging ecosystem with an integrated platform combining advanced software and payment solutions.

HERZLIYA, Israel, December 4, 2025 — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement and payments platform designed to help merchants scale their business by simplifying payments and maximizing loyalty, today announced the acquisition of Lynkwell, an AI-enabled EV Charging platform.

The acquisition reinforces Nayax’s strategy to deliver a comprehensive platform that unites payment acceptance with advanced operational management software across the verticals it serves. In EV charging, Nayax has expanded through partnerships that embed its payment technology into a range of EV charging equipment, and Lynkwell extends that strategy with a powerful, purpose-built AI enabled management software platform which has already been evaluated and approved by hundreds of utilities, funding programs, and state and government procurement contracts.

The acquisition enables Nayax partners to access Lynkwell’s full suite of products and services designed to help deploy and operate charging infrastructure across public use cases including retail, multi-family, workplace, fleet, and government settings. In addition to its strong public charging presence, Lynkwell also serves as the platform of choice for hundreds of fleets, including two of the largest fleets in North America. The platform delivers a solution to maximize both the financial and operational benefits of infrastructure investments for Nayax’s customers.

Deploying Nayax’s flexible financing solutions combined with Lynkwell’s deep industry expertise will provide customers with the capital resources needed to accelerate deployment and maximize their growth potential which will in turn support Nayax’s continued growth in the market.

“Lynkwell is an important partner in our strategy to build a comprehensive platform for EV charging,” said Aaron Greenberg, Chief Strategy Officer of Nayax. “Together we are opening the door to a more connected and intuitive charging experience, one where software and payments work in harmony to support the next generation of charging networks.”

“This acquisition represents more than a partnership; it marks a meaningful step forward for the EV charging and energy ecosystem,” said Jason Zarillo, Co-Founder of Lynkwell. “By combining Lynkwell’s advanced platform with Nayax’s global commerce capabilities, we can help set a higher standard for interoperability and innovation and support the broader transition to cleaner energy solutions for businesses and communities.”

Transaction Highlights:

•	Unanimous board approval from both Nayax and Lynkwell.

•	Implied effective purchase price of $25.9MM USD in cash at closing for 100% of the business, with an additional earnout based on certain profitability metrics within the first 12 months post-closing.

•	Lynkwell’s financial performance includes audited 2024 revenues of $17.1MM USD and substantial year-over-year growth.

•	Nayax has funded the transaction with cash on hand.

•	Synergies are expected from the integration of Lynkwell into Nayax’s ecosystem, enhancing both revenue and operational efficiency.

•	Transaction is a simultaneous sign-and-close.

About Nayax
Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of September 30, 2025, Nayax has 12 global offices, approximately 1,200 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

About Lynkwell
Lynkwell is a leading energy ecosystem platform focused on supporting developers and operators of renewable generation, battery storage, utilities, and microgrids with next-generation technologies via Lynkwell XChange™ . Ranked as one of the fastest-growing private companies in the United States for the last four years, Lynkwell’s leadership is bolstered by its top 10 nationwide cloud-based EV charging software platform which hosts dozens of EV charging networks and manages thousands of chargers. With a curated catalog of more than 500 products from leading global OEMs plus its own XLynk™ charger, Lynkwell’s unique combination of full deployment solutions and energy integrations gives all clean energy stakeholders the power to thrive. Since 2016, the company has been instrumental in establishing private and public charging solutions and supporting infrastructure to empower America’s growing clean energy revolution.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4, 2025 (our “Annual Report”). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
Scott@strategyvoiceassociates.com

Investor Relations Contact:
Aaron Greenberg
Chief Strategy Officer
IR@nayax.com